Exhibit 99.1

Chindata Group Announces Chief Executive Officer Change

BEIJING, China, February 25, 2022 -- Chindata Group Holdings Limited (“Chindata Group” or the “Company”) (Nasdaq: CD), a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets, today announced that the board of directors of the Company has appointed Mr. Huapeng Wu to serve as director and the Chief Executive Officer (“CEO”) of the Company, effective immediately.

The Board of Directors notes: "After a thorough search process, the board decided to appoint Mr. Wu Huapeng as Chindata Group’s new CEO. Huapeng currently serves as President of Chindata China, and his performance in the past three years has been quite outstanding. He brought in a series of strategic customers and projects, and successfully established solid relationships with local government and our partners in the data center ecosystem. He is the best fit as the Group’s new CEO, as no one else has better strategic thinking, industry resources or understanding of the company and team than him. "

Jonathan Zhu, Director and Chairman of Nomination Committee of Chindata Group and Managing Director of Bain Capital, notes: "We are excited to have Huapeng as our new CEO.  Huapeng has extensive experience and contacts in the data center ecosystem as well as the broader technology landscape. We are highly confident that under his leadership, Chindata Group’s business will be more diversified, its culture will be more open, its foundation will be more solid, so that Chindata Group can cement its position as the leading data center platform in Asia-Pacific emerging markets.”

Since joining Chindata Group in 2019 as President of Chindata China business, Mr.Wu has been instrumental in driving our customer diversification and strategic resources acquisition, helping deliver strong operating results.  Thanks to his 20+ years of experience and contacts within China’s technology and data center sectors, Mr. Wu has helped Chindata Group build a strong network of partnerships with our customers, telecom partners and various government bodies.

Before joining Chindata Group, Mr. Wu was the founder of iTechClub and founder and headmaster of the 1024 Academy, which are the preeminent platforms that helped bring together top technology executives for training and idea exchanges.   From 2007 to 2013, Mr. Wu also served as Vice President of Phoenix New Media and CTO of Ifeng.com.   Mr. Wu received Bachelor and Master Degree in Precision Instruments and Mechanics from Tsinghua University.

Mr. Huapeng Wu expressed his gratitude for the recognition and trust of the Board of Directors. As quoted Mr. Wu, “Chindata is confident in providing customers with superior services, providing employees with better opportunities, and creating more long period value for our shareholders."

Under the leadership of our new CEO Mr. Huapeng Wu, Chindata Group will continue to focus on its core IDC business, in areas such as key computing nodes (under the China’s new "East Data West Computing" initiatives), overseas business development, and renewable energy development.  Chindata Group will sharpen its focus on the needs of customers by continuously improving products and solutions, and strengthen its position as the leader of Asia’s hyperscale data centers.

About Chindata Group

Chindata Group is a leading carrier-neutral hyperscale data center solution provider in Asia-Pacific emerging markets and a first mover in building next-generation hyperscale data centers in China, India and Southeast Asia markets, focusing on the whole life cycle of facility planning, investment, design, construction and operation of ecosystem infrastructure in the IT industry. Chindata Group provides its clients with business solutions in major countries and regions in Asia-Pacific emerging markets, including asset-heavy ecosystem chain services such as industrial bases, data centers, network and IT value-added services.

Chindata Group operates two sub-brands: “Chindata” and “Bridge Data Centres”. Chindata operates hyper-density IT cluster infrastructure in the Greater Beijing Area, the Yangtze River Delta Area and the Greater Bay Area, the three key economic areas in China, and has become the engine of the regional digital economies. Bridge Data Centres, with its top international development and operation talents in the industry, owns fast deployable data center clusters in Malaysia and India, and seeks business opportunities in other Asia-Pacific emerging markets.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Chindata Group’s strategic and operational plans, contain forward-looking statements. Chindata Group may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Chindata Group’s beliefs and expectations, are forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Chindata Group’s goals and strategies; its future business development, financial condition and results of operations; the expected growth and competition of the data center and IT market; its ability to generate sufficient capital or obtain additional capital to meet its future capital needs; its ability to maintain competitive advantages; its ability to keep and strengthen its relationships with major clients and attract new clients; its ability to locate and secure suitable sites for additional data centers on commercially acceptable terms; government policies and regulations relating to Chindata Group’s business or industry; general economic and business conditions in the regions where Chindata Group operates and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Chindata Group’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Chindata Group undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For Enquiries, Please Contact:

Chindata IR Team

ir@chindatagroup.com

Mr. Dongning Wang

dongning.wang@chindatagroup.com

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